Exhibit 99.1

Date: April 9, 2024	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: New York Stock Exchange

Subject: BROOKFIELD RENEWABLE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 06, 2024
Record Date for Voting (if applicable) :	May 06, 2024
Beneficial Ownership Determination Date :	May 06, 2024
Meeting Date :	June 24, 2024
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A EXCHANGEABLE SV SHRS	11284V105	CA11284V1058
CLASS B MULTIPLE VOTING SHRS	N/A	N/A

Sincerely,

Computershare

Agent for BROOKFIELD RENEWABLE CORPORATION